UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
_________________________________________________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ____________

Commission file number: 1-10006

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Frozen Food Express Industries, Inc.
401 (k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Frozen Food Express Industries, Inc.
1145 Empire Central Place
Dallas, Texas 75247

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

TABLE OF CONTENTS

Page No.

Financial Statements:
Statements of Net Assets Available for Plan Benefits at December 31, 2005 and 2004	3
Statements of Changes in Net Assets Available for Plan Benefits, for the Years ended December 31, 2005, 2004 and 2003	4
Notes to Financial Statements	5

Supplemental Schedules

Schedule of Assets
Held at End of Year	9
Acquired and Disposed of Within the Year	10

Schedule of Reportable Transactions	11

Report of Independent Registered Public Accounting Firm	12

Signatures	13

Exhibit 23--Consent of Independent Registered Public Accounting Firm	14

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2005 and 2004

	2005	2004
Investments	$40,630,633	$50,964,949
Participant notes receivable	1,945,248	1,659,756
Employer contributions receivable	77,688	61,147
Employee contributions receivable	325,765	208,831
Other	41,491	35,326
Total investments	43,020,825	52,930,009

Less:
Benefits payable	4,624,549	6,051,759
Other	59,967	41,874
	4,684,516	6,093,633
Net assets available for plan benefits	$38,336,309	$46,836,376

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31 2005, 2004 and 2003

	2005	2004	2003
Investment income:
Dividend income	$414,586	$198,756	$44,063
Interest income	231,083	179,309	164,106
	645,669	378,065	208,169
Administration expense	(134,591)	(114,621)	(67,908)
Realized gain	7,164,362	2,798,530	1,022,083
Net unrealized (depreciation) appreciation in market value of investments	(12,814,879)	17,358,620	14,554,076
Employee contributions	1,986,532	1,842,907	1,966,932
Employer contributions	518,452	526,854	492,169
	(3,280,124)	22,412,290	17,967,352
Decrease in fair market value of plan benefits payable to participants	(5,865,612)	(6,131,211)	(4,154,497)
Net (decrease) increase	(8,500,067)	16,659,144	14,021,024
Net assets available for plan benefits at beginning of year	46,836,376	30,177,232	16,156,208
Net assets available for plan benefits at end of year	$38,336,309	$46,836,376	$30,177,232

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1.	Description of the Savings Plan
The Frozen Food Express Industries, Inc. 401(k) Savings Plan (the "Savings Plan") is a defined contribution plan covering substantially all employees of Frozen Food Express Industries, Inc. ("FFEX") and its wholly-owned subsidiaries (the "Employer"). The Savings Plan is designed to comply with the Employee Retirement Income Security Act of 1974 ("ERISA") and to allow employees the option of investing in common stock of FFEX or in other investment funds designated by the Savings Plan committee (the "Savings Committee"). Participants should refer to the Savings Plan agreement for a more complete description of the Savings Plan's provisions.

Contributions - Participants may elect to contribute to the Savings Plan through periodic payroll deductions, subject to limits defined by the Savings Plan. Participants may also make a rollover contribution from other qualified plans or rollover IRA. Generally, for eligible participants, the Company matches contributions at 50 cents for each pre-tax dollar contributed up to the first 4% of eligible pay.

Employee contributions, excluding rollovers, amounted to $1,931,509, $1,841,194, and $1,634,013, in 2005, 2004 and 2003, respectively.  In addition, Employer cash contributions to the Savings Plan amounted to $456,563, $157,594, and $0 in 2005, 2004 and 2003, respectively.  During 2004 and 2003, 48,928, and 133,674 shares, respectively of FFEX stock, valued at $319,477, and $492,169, respectively were contributed to the Savings Plan. No shares of FFEX stock were contributed during 2005.

Eligibility - An Employee who completes 90 days of employment with an employer may enter the Savings Plan on the first business day of the month thereafter.

Participants' Accounts - Each participant account is credited with the participant's contributions and an allocation of (a) the Employer's contributions, and (b) plan earnings. Allocations of plan earnings are based on participants' account balances, allocation of Employers' contributions are based on Participants' quarterly contributions, and allocations of forfeitures are based on the participants' annual compensation.

Participant Notes Receivable - Participants may borrow from their fund accounts in an amount not to exceed the lesser of $50,000 or 50% of the Participant's vested account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Notes Receivable. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate as determined by the Savings Committee. The interest rates charged for loans made in 2005, 2004 and 2003 ranged from 5.00% to 7.75%. Principal and interest payments are due in substantially level amortized payments payable not less than quarterly through payroll deductions.

Vesting - Upon termination of employment, participants are entitled to receive 100% of their own contributions and any earnings thereon. Participants' benefits from Employer contributions begin to vest upon two years of credited service and vest 100% upon six years of credited service as defined by the Savings Plan.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Investment Options - During each of the three years ending December 31, 2005, participants could direct employee contributions in any of ten investment options, as follows:

•
Stable Value Fund - The fund invests in assets whose principal value remains stable regardless of stock and bond market fluctuations. The Savings Committee has selected the ABN AMRO Income Plus Fund as the investment vehicle for this fund.

•
Intermediate Bond Fund - The fund invests in fixed-income securities including corporate bonds, U.S. government securities, mortgage- related securities, and money-market instruments. The Savings Committee has selected the PIMCO Total Return Institutional Fund as the investment vehicle for this fund.

•
Mixed Investment Fund - The fund may invest a large portion of its assets in common stock and convertible securities. Prospective dividends and earnings are major considerations in these purchases. The Savings Committee has selected the ABN AMRO Balanced Class N Fund as the investment vehicle for this fund.

•
Stock Index Fund - The fund attempts to replicate the aggregate return and risk of the Standard & Poor's 500 index. The fund will purchase all, or a representative sample of all the stocks held in the S&P 500 index. The Savings Committee has selected the ABN AMRO S&P 500 Index Fund as the investment vehicle for this fund.

•
Large Cap Growth Stock Fund - The fund seeks capital appreciation by investing primarily in securities that are expected by the fund to grow at an above average rate. The Savings Committee has selected the ABN AMRO Growth Class N Fund as the investment vehicle for this fund.

•
Large Cap Value Stock Fund - This fund seeks capital appreciation by investing in large companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Committee has selected the Van Kampen Growth and Income Fund as the investment vehicle for this fund.

•
Small Growth Stock Fund - The fund invests primarily in common stocks of companies whose earnings are growing at an accelerating rate. The Savings Committee has elected the ABN AMRO/ Veredus Aggressive Growth Fund as the investment vehicle for this fund.

•
Small Cap Value Stock Fund - The fund seeks capital growth by investing in small-sized companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Committee has selected the Delaware Small Cap Value A as the investment vehicle for this fund.

•
International Stock Fund - The fund invests primarily in stocks and debt securities of companies and governments outside the United States. The Savings Committee has selected the Julius Baer International Equity Fund as the investment vehicle for this fund.

•	Frozen Food Express Industries, Inc. Unitized Stock Fund - Funds that are invested in the common stock of FFEX and a modest amount of cash and cash equivalents.

Administration - The Savings Plan is administered by a committee appointed by the Board of Directors of FFEX. Administrative expenses not paid by FFEX are paid by the Savings Plan.

Termination of the Plan - While no employer has expressed any intent to discontinue its contributions, employers are free to discontinue contributions and FFEX may terminate the Savings Plan at any time. If terminated, net assets of the Savings Plan would be distributed to participants and beneficiaries as prescribed by the terms of the Savings Plan, in accordance with ERISA. Upon termination of the Savings Plan, participants' accounts become 100% vested.

Forfeited accounts - At December 31, 2005, forfeited nonvested accounts totaled $115,532. These accounts will be used to reduce employer expenses. During 2004, employer expenses were reduced by $60,195 from forfeited nonvested accounts.  During 2003, employer expenses were reduced by $63,099 from forfeited non-vested accounts.  During 2005, employer expenses were reduced by $91,276 from forfeited nonvested accounts.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Savings Plan are prepared under the accrual method of accounting.

Accounting estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Savings Plan committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual outcomes may vary from these estimates.

Valuation of investments - Investments are valued based on the quoted market price on the last day of the year. The change in the difference between current market value and cost of the investment is reflected in the statement of changes in net assets available for plan benefits by investment fund as net unrealized appreciation or depreciation in market value of investments.

3.	Net Asset Values

The following table presents the net asset values of each investment fund as of December 31, 2005 and 2004:
	2005	2004
Frozen Food Express Industries, Inc. Unitized Stock Fund, 1,209,918 shares and 1,588,448 shares, respectively. *	$22,370,643	$34,243,010
ABN AMRO Income Plus Fund, 479,624 shares and 385,420 shares, respectively.	2,740,476	2,279,202
PIMCO Total Return Institutional Fund, ----231,908 and 176,607 shares, respectively.	2,243,115	1,726,783
ABN AMRO Balanced Class N Fund, 196,023 shares and 152,386 shares, respectively.	1,861,271	1,603,599
ABN AMRO S&P 500 Index Fund , 245,930 shares and 202,069 shares, respectively.	1,174,668	937,274
ABN AMRO Growth Class N Fund, 50,178 shares and 44,397 shares, respectively.	1,004,330	897,121
Van Kampen Growth & Income Fund, 93,150 shares and 67,733 shares, respectively.	1,737,311	1,238,496
Julius Baer International Equity Fund, 46,058 shares and 30,418 shares, respectively.	1,510,515	816,125
ABN AMRO/Veredus Aggressive Growth Fund, 61,810 shares and 52,287 shares, respectively.	1,056,010	913,635
Royce Low Price Stock Fund, 43,091 shares	--	521,375
Delaware Small-Cap Value, 22,364 shares	692,722	--
	$36,391,061	$45,176,620

*Includes non participant-directed shares at December 31, 2005 and 2004 of 242,939 and 689,887 (unitized shares), respectively. Net asset value of such shares were $----4,968,822 and $14,872,260 as of December 31, 2005 and 2004, respectively.

During 2005, the Savings Plan's investments (including realized gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value by $8,785,559 as follows:

Depreciated/ (Appreciated)
Frozen Food Express Industries, Inc. Unitized Stock Fund	$11,872,367
Other Funds	(3,086,808)
$8,785,559

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)
4.  Income Tax Status
The Savings Plan obtained its latest determination letter on August 29, 1996, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Savings Plan has been amended since receiving the determination letter. However, the Savings Plan administrator and the Savings Plan's tax counsel believe that the Savings Plan is currently designed and being operated in compliance with the applicable requirements of Internal Revenue Code.  Therefore, no provision for income taxes has been reflected in the Savings Plan's financial statements.

5.  Plan Amendment
During the year ended December 31, 2005, the plan was amended to provide, effective March 1, 2005 additional opportunities for Participants who have attained age fifty to diversify the investment of their Employee Stock Ownership Plan accounts. During the year ended December 31, 2004, the plan was amended to allow Matching Employer Contributions to be made in either Company Stock or in cash.  During the year ended December 31 2003, the plan was amended to conform with certain changes in the tax code as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001.  Changes to the plan included catch-up provisions, new vesting schedule, increases in salary deferral limits and other related items.

6. Impact of Recently Issued Accounting Standards To Be Adopted in a Future Period.
In December 2005, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP is effective for plan years ended after December 15, 2006. The plan will adopt the standard for its 2006 plan year.

Within its investment options, the Plan offers a Stable Value Fund. This fund primarily invests in guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions as well as debt or equity securities. In this fund, GICs are wrapper contracts used to mitigate the risk that the interest crediting rate does not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Upon adoption, the plan will segregate this investment from the other investment funds on the Statement of Net Assets Available for Plan Benefits. The stable value fund will be further segregated between the underlying wrapper contract and the adjustment from fair value to contract value for fully benefit-responsive investment contracts. Additionally, a footnote disclosure will be made outlining the underlying GIC’s and other investments, their credit ratings, investment at fair value, wrapper contract at fair value, and the required adjustment to contract value by each security.

The Plan will be assisted by its third party administrator in preparing this disclosure and the adoption will provide additional transparency in the underlying securities. The impact of the adjustment from fair value to contract value, if any, has not been determined as of December 31, 2005.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2005

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Cash	United States Dollars	$45	$45
*	Frozen Food Express Industries, Inc. Unitized Stock Fund	1,209,918 Shares	8,424,929	25,372,709
	ABN AMRO Income Plus Stable Value	479,624 Shares	2,706,674	2,823,251
	PIMCO Total Return Institutional Fund Intermediate Bond	231,908 Shares	2,483,921	2,435,032
	ABN AMRO Balanced Mixed Investment	196,023 Shares	2,083,021	2,062,161
	ABN AMRO S&P 500 Index Index Stock	245,930 Shares	1,097,714	1,276,869
	ABN AMRO Growth Basic Stock	50,178 Shares	1,042,929	1,118,472
	Van Kampen Growth Growth Stock	93,150 Shares	1,700,911	1,913,304
	Julius Baer International Equity International Stock	46,058 Shares	1,422,687	1,632,289
	Veredus Aggressive Growth Small-Cap Stock	61,810 Shares	942,345	1,187,365
	Delaware Small-cap Value	22,364 Shares	851,542	809,136
			$22,756,718	$40,630,633
	Loans to Participants	Interest bearing notes at 5.00%-7.75%	$--	$1,945,248

      *Party-in-interest to the Plan

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(ACQUIRED AND DISPOSED OF WITHIN THE YEAR)

December 31, 2005

(a) Identity of Issue	(b) Description of Investment	(c) Cost	(d) Proceeds
Frozen Food Express Industries, Inc. Unitized Stock Fund	814,753 shares	$5,871,508	$16,817,927

* These are total shares sold within the plan year, not necessarily just those shares acquired and disposed within the plan year.

All other investment assets that were both acquired and disposed of during the plan year were interests issued by a company registered under the Investment Company Act of 1940.  Therefore, these transactions are excluded from this schedule in accordance with the Specific Instructions for Form 5500.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2005

		Purchases
(a) Identity of Party Involved	(b) Description	Shares/Units	(g) Cost	(h) Market Value	(i) Net Gain or Loss
Frozen Food Express Industries, Inc. *	Unitized Stock	436,223	8,905,831	9,147,855	242,024
ABN AMRO	Stable Value	635,395	3,678,582	3,740,175	61,593
PIMCO	Intermediate Bond	137,578	1,465,998	1,444,568	(21,430)
ABN AMRO	Balanced	85,840	924,912	903,036	(21,876)
ABN AMRO	Stock Index	137,697	695,882	714,921	19,039
ABN AMRO	Large-cap Growth	25,093	568,492	559,332	(9,160)
Van Kampen	Large-cap Value	53,072	1,098,122	1,090,106	(8,016)
ABN AMRO	Small-cap Growth	30,513	566,529	586,146	19,617
Delaware	Small -cap Value	43,242	1,250,962	1,564,511	313,549
Julius Baer	International Stock	31,643	1,054,503	1,121,440	66,937

* Party in interest to the Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of the Savings Plan for
Employees of Frozen Food Express Industries, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the 401(k) Savings Plan for Employees of Frozen Food Express Industries, Inc. (the "Savings Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Savings Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our 2003 audit in accordance with generally accepted auditing standards in the United States. We conducted our 2005 and 2004 audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Savings Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Savings Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the 401(k) Savings Plan for Employees of Frozen Food Express Industries, Inc., as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules on pages 9, 10 and 11, together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Savings Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Waters, Wright & Associates, LLP

Waters, Wright & Associates, LLP
Mansfield, Texas
June 27, 2006

FROZEN FOOD EXPRESS INDUSTRIES, INC 401(k) SAVINGS PLAN

SIGNATURE
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frozen Food Express Industries, Inc.
401 (k) Savings Plan

Date: June 27, 2006	/s/ Stoney M. Stubbs, Jr. Name: Stoney M. Stubbs, Jr. Title: Chairman of Saving Plan Committee